Filed pursuant to Rule 433
Relating to
Prospectus Supplement dated September 15, 2010 to
Prospectus dated November 25, 2008
Registration Statement No. 333-155676
Final Term Sheet
$250,000,000 5.75% Notes due 2018

Issuer:	Wyndham Worldwide Corporation

Principal Amount:	$250,000,000

Title of Securities:	5.75% Notes due 2018

Trade Date:	September 15, 2010

Original Issue Date (Settlement Date):	September 20, 2010

Maturity Date:	February 1, 2018

Interest Rate:	5.75% per annum

Price to Public:	99.949%

Yield to Maturity:	5.76%

Spread to Benchmark Treasury:	T + 365 basis points

Benchmark Treasury:	1.875% Notes due 08/31/2017

Benchmark Treasury Price / Yield:	98-15+ / 2.11%

Interest Payment Dates:	February 1 and August 1, commencing February 1, 2011

Make-Whole Call:	At any time at a discount rate of Treasury plus 50 basis points

Gross Proceeds to Issuer:	$249,872,500.00

CUSIP / ISIN:	98310WAF5 / US98310WAF59

Ratings*:	Ba1 (positive outlook) / BBB- (stable outlook)

Joint Book-Running Managers:	Banc of America Securities LLC
Deutsche Bank Securities Inc.
J.P. Morgan Securities LLC
RBS Securities Inc.

Lead Managers:	Credit Suisse Securities (USA) LLC
Goldman, Sachs & Co.
Scotia Capital (USA) Inc.

Co-Managers:	BBVA Securities Inc.
Daiwa Capital Markets America Inc.
Mitsubishi UFJ Securities (USA), Inc.
nabSecurities, LLC.
U.S. Bancorp Investments, Inc.
*Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.
The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Banc of America Securities LLC toll free at 1-800-294-1322, Deutsche Bank Securities Inc. toll free at 1-800-503-4611, J.P. Morgan Securities LLC collect at 1-212-834-4533 or RBS Securities Inc. toll free at 1-866-884-2071.